SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 14, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2
(b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Fidelity Investments
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
10,279,092
575,200
634,719
170,000
115,000
1,000,000
174,400
Chase Nominees Limited for Fidelity Investment Services Limited (FISL) Chase Nominees Limited for Fidelity International Limited (FIL)
Chase Nominees Limited for FIL
Bankers Trust for FIL
Bankers Trust for FIL
HSBC for FIL
State Street Bank & Trust for FIL
5 Number of shares/amount of stock acquired:

6 Percentage of issued class:

7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:
Ordinary 2p
10 Date of transaction:

11 Date company informed:
13 Mar 02
12 Total holding following this notification:
12,948,411
13 Total percentage holding of issued class following this notification:
10.78%
14 Contact name for queries:
Philip Rosier
15 Contact telephone number:
01635 277702
16 Name of company official responsible for making notification:
Philip Rosier
17 Date of notification:
13 Mar 02



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  March 14, 2002          By: /s/ Leo Millstein
                             ------------------------------------
                          	Leo Millstein
		 			Vice President & General Counsel